Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the use in this Amendment No. 2 to Registration Statement (No. 333-171241) on Form S-4 of All American Group, Inc. and Specialty Vehicles Liquidating Trust of our report dated March 29, 2010, relating to our audit of the consolidated financial statements of All American Group, Inc. and Subsidiaries (formerly known as Coachmen Industries, Inc. and Subsidiaries), appearing in the proxy statement/prospectus, which is part of this Registration Statement. Our report dated March 29, 2010, relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.
We also consent to the reference to our firm under the caption “Experts” in the proxy statement/prospectus.
/s/ McGladrey & Pullen, LLP

Elkhart, Indiana
February 8, 2011